UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 19, 2022

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Common stock, par value $0.0001

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On August 18, 2022, Mr. Punit Dhillon notified the Board of his intention to resign from the Board of Directors (the “Board”) of Emerald Health Pharmaceuticals, Inc. (the “Company”) which will become effective August 19, 2022. Mr. Dhillon’s decision is not the result of any disagreement with the Company. Mr. Dhillon will continue to support the company as Secretary and interim principal executive officer, as a consultant, until the Board names a permanent successor.

The Board appointed Mr. Robert E. Hawk, on August 19, 2022 to fill the vacancy left by Mr. Dhillon’s resignation, effective immediately. Mr. Hawk is the President and Chief Executive Officer of a large, privately held California based agricultural growing and marketing company. He holds a Bachelor of Science from Oklahoma State University.

Mr. Hawk’s term will expire at the Company’s 2023 Annual Meeting of Stockholders. The Board determined Mr. Hawk to be an independent director and appointed him to serve as Chair of the Audit Committee.

Mr. Hawk will enter into an indemnification agreement substantially in the form of the indemnification agreement previously entered into with each of the Company’s existing officers and directors, a form of which has been filed with the SEC as Exhibit 6.2 to Form 1-K (File No. 24R-00152) on April 29, 2022 and incorporated herein by reference. Mr. Hawk has declined any compensation in connection with his election and service to the Board, other than reimbursement of expenses.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James L. Heppell
James L. Heppell
Chairman and Director

Date: August 19, 2022

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